Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and six months ended June 30, 2023

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

INTRODUCTION

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena”, “us”, “our” or the “Company”) on August 10, 2023. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed interim consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2023 and June 30, 2022. In addition, this MD&A should be read in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2022 and December 31, 2021. The information provided herein supplements but does not form part of the condensed interim consolidated financial statements. This discussion covers the three and six months ended June 30, 2023 and the subsequent period up to August 10, 2023, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including audited annual consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov, or on the Company’s website: www.skeenaresources.com. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (see “Responsibility for Technical Information” section below).

This MD&A contains forward looking information. Please read the cautionary statements on pages 3 and 4 carefully.

Management’s Discussion & Analysis | 2

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as  “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “progressing towards”, “in search of”, “complete”, “anticipates” or “does not anticipate”, “believes”, “often”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals and any future appeals made by the Company in relation to the Albino Lake Storage Facility, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff,  expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Management’s Discussion & Analysis | 3

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the FS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the FS, labour and materials costs, including, without limitation, assumptions underlying Mineral Reserve (as defined herein) and Mineral Resource (as defined herein) estimates, assumptions made in the feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; the COVID-19 pandemic; the ability of the Company to integrate QuestEx (as defined herein) and other acquired properties into its current business; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR+ and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

Management’s Discussion & Analysis | 4

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties in the region, including the past-producing Eskay Creek gold-silver mine, now referred to as the Eskay Creek Revitalization Project (“Eskay Creek”or “Eskay Creek Project”), and the past-producing Snip gold mine (“Snip”). The Company released a Feasibility Study (“FS”) on Eskay Creek in September 2022, which highlights an after-tax net present value (“NPV”) of $1.4 billion (5% discount rate), 50% IRR, and a 1-year payback at US$1,700/oz gold (“Au”) and US$19/oz silver (“Ag”). Skeena anticipates that the results from a FS update for Eskay Creek will be released in the latter half of 2023.

The Company was awarded the 2023 A.O. Dufresne Exploration Achievement Award for exploration success and resource growth at Eskay Creek. The award was presented to Skeena during the Canadian Institute of Mining, Metallurgy and Petroleum Awards Gala on May 1, 2023.

In addition to Eskay Creek and Snip, the Company also owns several exploration stage mineral properties including KSP, Kingpin, Sofia, and the Red Chris properties (Eldorado and Gin).

Figure 1: Property Locations – British Columbia’s Golden Triangle

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the symbol SKE, and on the Frankfurt Stock Exchange under the symbol RXF.

Management’s Discussion & Analysis | 5

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

EXPLORATION PROPERTIES

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Project to be its primary project.

Eskay Creek Project, British Columbia, Canada

Geological background

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The two are separated by the Contact Mudstone which hosts most of the historically exploited mineralization at Eskay Creek. The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

The Company’s more recent drilling has intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 metres (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites.

Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history

The Eskay Creek property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes (“Mt”) of ore from 1995 until closure in 2008. The property was regarded as having been the highest-grade operation in the world at 45 grams per tonne (“g/t”) gold average grade non inclusive of silver credits.

The Eskay Creek mine historical production is summarized in Figure 2.

Management’s Discussion & Analysis | 6

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Figure 2: Eskay Creek Historical Production

Skeena exploration history

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions of the 21A, 21C and 22 Zones of mineralization.

These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill program were incorporated into the results of an initial resource estimate for the Eskay deposit.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067) were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Project. On September 1, 2021, the Company advanced the PEA to a Prefeasibility Study for the Eskay Creek Project prepared by Ausenco, SRK, and AGP (the “PFS”).

On September 19, 2022, the Company published a FS for the Eskay Creek Project, prepared by Ausenco. See below for further details relating to the FS.

2022 Feasibility Study - Eskay Creek Project

On September 8, 2022, the Company announced the results of a FS which was filed on SEDAR+ on September 19, 2022. Cut-off grades are based on a price of US$1,700 per ounce of gold, US$23 per ounce silver, and gold recoveries of 90%, silver recoveries of 80% and without considering revenues from other metals. Gold equivalent is determined as Au (g/t) plus Ag (g/t) divided by 74.

Management’s Discussion & Analysis | 7

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The FS highlights include:

●	After-tax NPV (5%) of $1.41 billion at a base case of US$1,700 gold and US$19 silver
●	Robust economics with an after-tax internal rate of return (“IRR”) of 50.2% and an after-tax payback on pre-production capital expenditures of 1 year
●	High-grade open pit averaging 3.87 g/t AuEq (2.99 g/t gold, 79 g/t silver) (diluted) with a strip ratio of 7.5:1
●	Years 1 - 5 average annual production of 431,000 AuEq ounces (“oz”), or 431 thousand ounces (“koz”)
●	Life of mine (“LOM”) production of 3.2 million AuEq oz from 2.4 million oz of gold and 66.7 million oz of silver
●	Estimated pre-production capital expenditures (“CAPEX”) of C$592 million, yielding an after-tax NPV:CAPEX ratio of 2.4:1
●	LOM all-in sustaining cost (“AISC”) of US$652/oz AuEq recovered in concentrate
●	Proven and Probable open-pit mineral Reserves of 29.9 million tonnes containing 2.87 million oz gold and 75.5 million oz silver (combined 3.85 million AuEq oz)
●	A carbon intensity of 0.20 t CO2e/oz AuEq produced, positioning Eskay Creek to be one of the lowest carbon intensity mines worldwide

Figure 3: Pit-Constrained 2022 Reserves and 2023 Resources

Note: This mineral reserve estimate is as of July 22, 2021 and is based on the mineral resource estimate dated April 7, 2021 for Skeena Resources by SRK Consulting. The mineral reserve calculation was completed under the supervision of Willie Hamilton, P.Eng. of AGP, who is a Qualified Person as defined under NI 43-101. Mineral reserves are stated within the final design pit based on a US$1,475/oz gold price and US$20.00/oz silver price. The NSR cut-off grade of C$30.56/t was used to define the marginal cut-off material. The life-of-mine mining cost averaged C$3.14/t mined, preliminary processing and G&A costs are C$24.50/t ore and C$6.06/t ore respectively. The ore recoveries were varied according to gold head grade and concentrate grades. Gold concentrate grades varied from 20 to 60 g/t gold. Gold and silver recoveries were approximately 83% overall during the LOM scheduling.

●	Pit constrained resources are quoted at a 0.7 g/t AuEq cut-off.
●	AuEq = ((Au(g/t)*1,700*0.84) + (Ag(g/t)*23*0.88)) / (1,700*0.84).Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

Management’s Discussion & Analysis | 8

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●	Resources are reported in-situ and undiluted for both pit constrained and underground scenarios and are considered to have reasonable prospects for economic extraction.
●	In accordance with NI 43-101 recommendations, the number of metric tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

RECENT PROGRESS

2023 Resource Update - Eskay Creek Project

On June 20, 2023, the Company announced an updated Mineral Resource Estimate (“MRE”), that incorporated an additional 278 drillholes totaling 67,885 metres, enhancements to the resource estimation methods, and updated metallurgical process recoveries. Overall, total pit constrained Measured and Indicated Resource grew to 5.6 million ounces (“Moz”) at 3.47 g/t gold equivalent (“AuEq”) including 4.1 Moz at 2.57 g/t Au and 102.5 Moz Ag at 63.63 g/t Ag, representing a growth of 8%. Measured Category AuEq Resources increased by 23% and now account for 73% of the total pit constrained MRE, up from 63% in the previous estimate.

Table 1: Eskay Creek consolidated pit constrained resources (0.7 g/t AuEq cut-off grade) and underground resources (3.2 g/t AuEq cut-off grade).Category	Tonnes (000)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Measured Pit	27,881	4.60	3.34	88.91	4,126	2,997	79,701
Measured UG	838	7.31	5.29	142.59	197	142	3,842
Total Measured	28,719	4.68	3.40	90.48	4,323	3,139	83,542
Indicated Pit	22,229	2.05	1.60	31.91	1,465	1,142	22,803
Indicated UG	989	4.91	4.12	55.68	156	131	1,771
Total Indicated	23,218	2.17	1.71	32.92	1,621	1,273	24,574
M+I Pit	50,109	3.47	2.57	63.63	5,591	4,138	102,504
M+I UG	1,827	6.01	4.66	95.54	353	274	5,613
Total M+I	51,937	3.56	2.64	64.75	5,944	4,412	108,117
Inferred Pit	643	1.92	1.46	32.33	40	30	668
Inferred UG	272	4.57	4.21	23.37	40	37	222
Total Inferred	915	2.71	2.28	30.26	80	67	890

All references to AuEq in this disclosure have factored metallurgical recoveries as per the calculation: AuEq = ((Au*1,700*0.84) + (Ag*23*0.88)) / (1,700*0.84), US$1,700/oz Au, US$23/oz Ag, 84% gold recovery and 88% silver recovery.

The 2023 MRE pit parameters used to determine Resources with reasonable prospects for eventual economic extraction are analogous to those used for the 2022 MRE apart from the updated metallurgical process recoveries of 84% gold and 88% silver which informed the 2022 Feasibility Study. The differential in assumed process recoveries resulted in the shallowing of the Resource reporting pit in certain areas relative to the 2022 MRE. Conversely, the 2022 drilling programs in the 23 and 21A West Zones generated new resources which resulted in pit expansions.

Management’s Discussion & Analysis | 9

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

No material change has occurred in the reported underground Resources. Variation in remnant tonnages relative to the 2022 MRE is largely due to the new 2023 pit geometry and the 1 metre geotechnical buffer around the underground workings being removed due to the selective nature of the drift and fill mining method. The current MRE for underground Resources are proximal to the planned pit. The Company’s 2022 drilling in the Eskay Deeps Discovery has not yet affected the underground constrained resource due to the widely spaced nature of the two drillholes.

The 2023 MRE now applies a regular block size of 5 x 5 x 2.5 metres (XYZ), to better inform future economic analyses that will contemplate more selective mining. This will also be incorporated into the Definitive Feasibility Study (“DFS”) with 10 metre benches split with three dig flitches per bench and smaller backhoe excavators. The 2022 pit constrained MRE utilized 10 x 10 x 5 metre parent blocks with 5 x 5 x 2.5 metre subblocks which are not as well suited for engineering the more selective mining.

In the 2022 MRE, a 1 metre buffer enveloping the underground stopes was used to constrain and restrict the influence of the previously mined extremely high-grade drill hole samples. The 2023 model now applies 15 g/t AuEq1 cut-off grade shells modelled in the orientation of the Contact Mudstone to constrain and restrict the influence of the extremely high grades. This methodology forms a more geologically based domain, as opposed to only utilizing the historical underground excavations. The NEX and HW Zones were estimated in Skeena’s 2022 model using the single-search ellipsoid of the variogram. In the updated 2023 model, dynamic anisotropy, which adjusts for the folded orientation of the search ellipse on a block-by-block basis was employed using the orientation of the Contact Mudstone as a guide. When compared to the 2022 MRE, the use of dynamic anisotropy results in a more robust estimation.

As a test to determine the accuracy of the new model, an internal reconciliation study of the historically mined portion of the 2023 MRE demonstrates that with the updated resource methodology, the grades more closely resemble the gold and silver grades of the reported historical mine production relative to the 2022 model. This improved reconciliation adds additional confidence to the methodologies and optimizations applied to the 2023 MRE.

2023 Regional Exploration Program

The Company is currently performing a grass roots reconnaissance exploration program on the KSP and Kingpin properties. As well, exploratory deep drilling in the Eskay Deeps area is underway with two drill rigs with a third drill rig is performing near mine exploration surrounding the 22, 23 and 21AW Zones.

Table 2: After-Tax NPV (5%) and IRR Sensitivities to Commodity Prices (2022 Feasibility Study)

	Lower Case	Base Case	Higher Case	Even Higher Case
Gold Price (US$/oz)	$1,400	$1,700	$2,000	$2,300
Silver Price (US$/oz)	$14	$19	$24	$26
After-Tax NPV (5%) (in millions)	$888	$1,400	$1,900	$2,400
After-Tax IRR (%)	37%	50%	62%	71%
After-Tax Payback (years)	1.5	1.0	0.8	0.7
Average Annual After-Tax Free Cash Flow (in millions)	$213	$293	$373	$439

Management’s Discussion & Analysis | 10

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTLOOK

Metallurgical Optimization & Simplified Flowsheet at Eskay Creek

Following the 2022 Eskay Creek FS, Skeena has continued metallurgical test work using representative samples of Eskay Creek material. The focus of this work has been to simplify the process flowsheet and improve the quality of the concentrate expected to be produced from the flotation plant. Recent testing has shown significant improvements in flotation concentrate quality due to better flotation kinetics and employing a finer re-grind particle size distribution. The Eskay Creek processing plant is now expected to be a traditional flotation plant with a single stage of rougher flotation and a simple re-grind and flotation cleaning circuit. This change represents a likely reduction in both process plant capital costs and operational costs. Gold recovery within the modified process is expected to be comparable to the 2022 FS.

Updated MRE for Snip

Skeena plans to release an updated MRE for Snip which will incorporate an additional 307 drillholes totaling 46,268 metres of drilling. The majority of the new drilling was completed by Hochschild Mining Holdings Limited under their option agreement before Skeena regained 100% ownership of Snip in April 2023. The additional drilling is expected to expand and upgrade Inferred ounces to the Indicated category.

Exploration Results from Eskay Creek

Three drills are currently operating at Eskay Creek, two of which are focused on the Eskay Deeps target in search of high-grade mineralization hosted in the Contact Mudstone at depth and along strike of the currently defined deposit. The third drill is focused on exploring for additional near mine mineralization that may be amenable to open-pit mining in proximity to the already defined resources at Eskay Creek. Assay results are expected to be released in fall 2023.

Definitive Feasibility Study for Eskay Creek

The Company is progressing towards the completion of a DFS for Eskay Creek. The updates that will be incorporated into the DFS include the recently updated MRE, metallurgical optimization, refinements to the mill flowsheet, updated capital expenditure figures, and modifications to the open pit mining method to enhance selectivity and minimize dilution. Skeena anticipates these updates will increase confidence in successful execution and extend the life of mine, ultimately increasing the value of Eskay Creek.

Maiden Engineering Study for Snip

Following the completion of an updated MRE for Snip, Skeena will work to finalize an engineering study on Snip. The study will highlight Snip as a potential satellite operation, providing ore to a centralized mill at Eskay Creek. The Company expects the additional ore from Snip to further bolster the mine life at Eskay Creek and increase payabilities of the concentrate.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE

Environmental

Skeena is committed to minimizing any negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint, Eskay Creek is expected to have much lower carbon emissions than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further.

Management’s Discussion & Analysis | 11

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values was the donation of the Spectrum property to create the nature conservancy further described below in the section “Relations with Indigenous Communities.”

Permitting Considerations

Eskay Creek is an operating mine under the Mines Act, currently on care and maintenance. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated for future development, updated Environmental Assessment and mine permits will be required. Environmental and socio-economic baseline studies are ongoing to support the Environmental Assessment and permitting processes.

The Company is in the Environmental Assessment process. The Impact Assessment Agency of Canada (“IAAC”) issued a Substitution Decision for the Eskay Creek Project in November 2022, so Eskay Creek will undergo a single assessment under the BC process and IAAC will participate in the BC process. The Eskay Creek Project achieved a readiness determination from the BC government and the Tahltan Central Government (the “TCG”) in November 2022, and the Process Order for the project was issued in April 2023. Eskay Creek is now in the Application Development phase of the BC Environmental Assessment process.

In August of 2022, Skeena received an amended Mines Act Permit which provides flexibility for closure and exploration related activities on the Permitted Mine Area. The Company continues to advance on numerous operational authorizations that support ongoing and expanded activity at the project site.

On January 17, 2023, the Company announced that it concluded a joint workplan arrangement with the BC Government and the TCG. The Eskay Creek Process Charter outlines the manner in which the parties will collaborate on the authorizations that are needed for the Eskay Creek project and includes an objective timeline for the project. The objective target for permitting and authorizations required for project construction to be in place is H1 2025 and is dependent on regulatory and Indigenous government processes and available resources.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation, which has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, permitting, capacity and environmental practices for projects in Tahltan Territory. Skeena is currently engaged in Impact Benefit Agreement negotiations with the TCG.

Skeena has established an agreement with the Gitanyow Hereditary Chiefs for participation in the Wilp Sustainability Assessment process. A portion of the traffic required to support the Eskay Creek Project will pass through Gitanyow Territory and the Wilp Sustainability Assessment process is their process to assess the potential impacts of that traffic. The agreement lays out the process that will be followed and provides for capacity funding to support Gitanyow’s assessment.

Skeena has also entered into an information sharing and confidentiality agreement with the Nisga’a Lisiims Government. The Eskay Creek Project will make use of port facilities that are within Nisga’a Treaty area and will require certain information from Nisga’a to assess the potential impacts of port use on Nisga’a Treaty rights. The agreement provides for the information sharing to occur.

Management’s Discussion & Analysis | 12

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes committing to reconciliation with First Nations peoples through responsible and sustainable mining development, and to deliver value and prosperity to shareholders, employees, First Nation partners and surrounding communities.

One of Skeena’s core principles is to work closely with First Nations communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with First Nations communities by creating a foundation of trust and respect, through open, honest and timely communication.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create a nature conservancy, the Tenh Dẕetle Conservancy.

Further to this announcement, the Company announced that it had entered into an investment agreement with the TCG, pursuant to which the TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project, triggerring a third milestone achievement, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company. As at June 30, 2023, one milestone is yet to be achieved.

The Eskay Creek site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay Creek Project and contracting and business opportunities related to our current activities.

Highway access to the Eskay Creek site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands which are subject to the terms of the Nisga’a Final Agreement. Skeena has engaged with the Nisga’a Lisims Government directly and through the Environmental Assessment process to address Nisga’a concerns through the collaborative development of a Nisga’a process which meets requirements under paragraphs 8(e) and 8(f) of Chapter 10 in the Nisga’a Treaty and aligns with requirements in the Process Order. The highway access also passes through the Traditional Territory of the Gitanyow Hereditary Chiefs. Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the Company, and to better communicate them as the Company grows, Skeena has established formal mission, vision, and values statements and has implemented a suite of comprehensive board level policies. A set of complementary operational level policies were developed for staff and contractors and have been implemented to support the board level policies.

As part of the focus on ever-improving corporate governance, the Company has also engaged independent corporate governance consultants to further assist with improving Skeena’s policies and procedures as needed.

Management’s Discussion & Analysis | 13

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Environmental, Social, and Governance Report

On May 11, 2023, Skeena published its Environmental, Social and Governance (“ESG”) Report for 2022. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s ESG practices, commitments and performance for the year.

RECENT TRANSACTIONS

Eskay Mining Corp. Transaction

On July 7, 2023, the Company acquired five mineral claims surrounding Eskay Creek from Eskay Mining Corp. for cash consideration of $4,000,000, of which $2,000,000 was paid on closing and $1,000,000 is payable on each of October 31, 2023 and December 31, 2023. The mineral claims are subject to a 2% net smelter return (“NSR”) royalty, of which 1% of the NSR royalty can be purchased at any time for $2,000,000.

Tudor Gold Corp. Transaction

On October 28, 2022, the Company acquired the Eskay North mineral property in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for 231,404 common shares issued at closing and cash consideration of $1,400,000 payable on the sixth month anniversary of the closing date, which was paid in April 2023.

Coast Copper Corp. Transaction

On October 18, 2022, the Company acquired three exploratory properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut (the “Red Chris Properties”), from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. In April 2023, the Company paid $250,000 in cash and issued 30,413 common shares to Coast Copper Corp.

Financing Transactions

Financing transactions for the six months ended June 30, 2023 are covered in the Discussion of Operations section below.

Other Capital Transactions

During the six months ended June 30, 2023, the Company adopted the 2023 Omnibus Equity Incentive Plan (“Omnibus Plan”), subject to TSX approval, which governs the terms of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). Any awards granted after the effective date of the Omnibus Plan will fall under the Omnibus Plan.

On February 14, 2023, the Company granted 145,000 RSUs to various employees of the Company. The RSUs are for future service of those employees, and will vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. The RSUs were valued using the share price on the grant date and had a fair value of $1,056,000.

Management’s Discussion & Analysis | 14

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On May 15, 2023, the Company granted 155,151 stock options to various directors, officers, employees, and consultants of the Company. The options have a term of 5 years, expiring on May 15, 2028. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $8.42 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $631,000.

On May 15, 2023, the Company granted 462,750 RSUs to various directors, officers, employees, and consultants of the Company. All of the RSUs vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. The RSUs were valued using the share price on the grant date and had a fair value of $3,896,000.

On June 22, 2023, the Company granted 11,755 DSUs to a director of the Company. The DSUs were valued using the share price on the grant date and had a fair value of $75,000.

DISCUSSION OF OPERATIONS

The Company completed the six months ended June 30, 2023 with cash and cash equivalents of $73,446,000. Being in the exploration stage, the Company does not have revenue from operations, and has historically relied primarily on equity funding for its continuing financial liquidity. The Company expects to continue to raise the necessary funds primarily through the issuance of shares, and anticipates financing through a combination of debt, equity and other instruments at the appropriate time in order to pursue the development of the Eskay Creek Project.

Private placements and bought deal offerings

On May 24, 2023, the Company closed a bought deal offering, whereby gross proceeds of $73,537,000 were raised by the issuance of 10,005,000 common shares at a price of $7.35 per flow-through share. In relation to this offering, net proceeds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2023	Amount
Infrastructure, capital and site preparation	$24,000	Infrastructure, capital and site preparation	$2,540
Resource and feasibility updates	$5,000	Resource and feasibility updates	$103
Environmental and engineering optimization	$7,000	Environmental and engineering optimization	$1,134
Permitting and associated expenses	$8,000	Permitting and associated expenses	$1,447
Exploration activities	$12,000	Exploration activities	$3,458
General working capital	$13,601	General working capital	$1,891
Total	$69,601	Total	$10,573

On December 22, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $3,040,000 were raised by the issuance of 283,286 flow-through shares at a price of $10.73 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2023	Amount
Exploration activities	$3,040	Exploration activities	$Nil

Management’s Discussion & Analysis | 15

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On December 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,000,000 were raised by the issuance of 1,000,000 flow-through shares at a price of $10.00 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2023	Amount
Exploration activities	$10,000	Exploration activities	$1,882

On November 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 250,784 flow-through shares at a price of $7.975 per flow-through share and 333,334 flow-through shares at a price of $9.00 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2023	Amount
Exploration activities	$5,000	Exploration activities	$2,000

On September 23, 2022, the Company closed a bought deal public offering, whereby gross proceeds of $34,500,000 were raised by the issuance of 5,702,479 common shares at a price of $6.05 per common share. In relation to this financing, the net proceeds received by the Company were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2023	Amount
Purchase of 0.5% Eskay Creek NSR royalty from Barrick Gold Inc. (the “Barrick NSR”), environmental and engineering optimization, permitting, exploration, general working capital and administration.	$31,867	Purchase of the Barrick NSR	$17,500
		Environmental and engineering optimization	$4,246
		Permitting	$3,803
		Exploration activities	$2,958
		General working capital and administration	$1,940
		Eskay Creek - capital additions[1]	$1,420
		Total	$31,867

1 During the six months ended June 30, 2023, the Company began purchasing components to build a modular analytical laboratory at Eskay Creek. The laboratory is expected to be operational in the latter half of 2023 and will provide rapid on-site analytical services for geochemical characterization of materials during construction of the Eskay Creek Project and in support of quick turn-around sample analysis for exploration drilling. In the future, the laboratory will also support production sampling when the mine is in operation.

Management’s Discussion & Analysis | 16

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Exploration and Evaluation Expenses for the three and six months ended June 30, 2023 and 2022

Three months ended June 30, 2023	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Accretion	$52	$—	$—	$—	$—	$—	$52
Assay and analysis/storage	94	8	6	2	—	7	117
Camp and safety	215	2	3	—	—	—	220
Claim renewals and permits	204	—	—	—	—	10	214
Community relations	—	—	—	—	—	2	2
Depreciation	439	—	—	—	—	—	439
Drilling	616	—	—	—	—	—	616
Electrical	2	—	—	—	—	—	2
Environmental studies	3,924	—	—	—	36	—	3,960
Equipment rental	216	—	1	—	—	—	217
Fieldwork, camp support	1,803	7	8	2	(8)	21	1,833
Fuel	392	10	1	3	5	—	411
Geology, geophysics, and geochemical	4,182	52	—	—	—	1	4,235
Helicopter	300	46	8	27	23	—	404
Metallurgy	425	—	—	—	—	—	425
Part XII.6 tax, net of METC	(294)	—	—	—	—	(27)	(321)
Share-based payments	988	—	—	—	—	—	988
Transportation and logistics	842	—	—	20	—	1	863
Total for the period	$14,400	$125	$27	$54	$56	$15	$14,677

Six months ended June 30, 2023	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Accretion	$105	$—	$—	$—	$—	$—	$105
Assay and analysis/storage	1,002	8	6	2	—	54	1,072
Camp and safety	223	2	3	—	—	—	228
Claim renewals and permits	517	—	—	—	17	15	549
Community relations	—	—	—	—	—	5	5
Depreciation	872	—	—	—	—	—	872
Drilling	616	—	—	—	—	2	618
Electrical	4	—	—	—	—	—	4
Environmental studies	7,178	—	—	—	111	—	7,289
Equipment rental	382	—	1	—	—	1	384
Fieldwork, camp support	2,444	7	8	2	—	64	2,525
Fuel	426	10	1	3	5	—	445
Geology, geophysics, and geochemical	7,915	52	—	—	—	3	7,970
Helicopter	356	46	8	27	23	—	460
Metallurgy	814	—	—	—	—	—	814
Part XII.6 tax, net of METC	(108)	—	—	—	—	(4)	(112)
Share-based payments	1,266	—	—	—	—	—	1,266
Transportation and logistics	1,211	—	—	20	—	4	1,235
Total for the period	$25,223	$125	$27	$54	$156	$144	$25,729

Management’s Discussion & Analysis | 17

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Three months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$2	$—	$—	$2
Assay and analysis/storage	392	3	—	395
Camp and safety	763	—	—	763
Claim renewals and permits	286	14	—	300
Depreciation	278	—	—	278
Drilling	4,300	—	—	4,300
Electrical	107	—	—	107
Environmental studies	1,361	75	—	1,436
Equipment rental	1,378	2	3	1,383
Fieldwork, camp support	4,774	46	46	4,866
Fuel	814	—	6	820
Geology, geophysics, and geochemical	4,982	18	10	5,010
Helicopter	885	—	16	901
Metallurgy	110	—	—	110
Part XII.6 tax	23	—	—	23
Share-based payments	877	—	—	877
Transportation and logistics	1,383	—	1	1,384
Total for the period	$22,715	$158	$82	$22,955

Six months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$4	$—	$—	$4
Assay and analysis/storage	1,360	239	—	1,599
Camp and safety	1,178	—	—	1,178
Claim renewals and permits	377	28	—	405
Depreciation	787	—	—	787
Drilling	4,883	—	—	4,883
Electrical	390	—	—	390
Environmental studies	2,654	100	—	2,754
Equipment rental	3,640	3	3	3,646
Fieldwork, camp support	9,359	89	46	9,494
Fuel	1,499	—	6	1,505
Geology, geophysics, and geochemical	10,741	18	10	10,769
Helicopter	1,147	—	16	1,163
Metallurgy	127	—	—	127
Part XII.6 tax	23	—	—	23
Share-based payments	1,620	—	—	1,620
Transportation and logistics	2,610	1	1	2,612
Total for the period	$42,399	$478	$82	$42,959

Management’s Discussion & Analysis | 18

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and evaluation expenses decreased across many categories for the three months ended June 30, 2023 (“Q223”), as compared to June 30, 2022 (“Q222”), mainly due to decreased activity on the Company’s Eskay property. Exploration and overall site activity on Eskay decreased between Q223 and Q222, mainly due to the Company suspending non-essential operations over the winter months of 2023, which was not the case during the comparable period. In addition, during Q222, there was greater activity at site due to the work performed to support the Eskay Creek Feasibility Study, which was released in September 2022. Decreased expenses are primarily attributable to the following categories: drilling, fieldwork and camp support, equipment rentals, and geology, and are partially offset by the increase in environmental studies and metallurgy expenditures. The increase in environmental studies costs was mainly incurred to support the advancing of permitting, and the increase in metallurgy costs was due to work performed on metallurgical optimization at Eskay Creek.

Exploration and evaluation expenses decreased across many categories for the six months ended June 30, 2023 (“6M23”), as compared to June 30, 2022 (“6M22”), primarily due to the overall reduction in exploration activity at Eskay Creek between 6M23 and 6M22 as the Company suspended non-essential operations over the winter months during 6M23. In addition, during Q222, the greater activity at site was due to the work performed to support the Eskay Creek Feasibility Study. Exploration and evaluation expenditures in 6M23 compared to 6M22 decreased primarily to decreased expenditures in the following categories: Fieldwork and camp support, drilling, equipment rentals, and geology. Decreased expenditures were partially offset by the increase in environmental studies and metallurgy. The increase in environmental studies costs was mainly to support the advancing of permitting and the increase in metallurgy costs was due to work performed on metallurgical optimization at Eskay Creek.

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-Jun-23	31-Mar-23	31-Dec-22	30-Sep-22
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(2) (19,486)	$(3) (16,743)	$(4) (16,409)	$(5) (28,778)
Loss per share	$(0.24)	$(0.22)	$(0.22)	$(0.41)
Quarter ended	30-Jun-22	31-Mar-22	31-Dec-21	30-Sep-21
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(6) (24,687)	$(7) (19,016)	$(8) (32,752)	$(9) (28,919)
Loss per share	$(0.36)	$(0.29)	$(0.51)	$(0.46)

(1)	being an exploration stage company, there are no revenues from operations
(2)	includes exploration expenditures of $14,677,000 and share-based payments of $2,352,000
(3)	includes exploration expenditures of $11,052,000 and share-based payments of $2,160,000
(4)	includes exploration expenditures of $19,658,000 and share-based payments of $2,350,000
(5)	includes exploration expenditures of $28,985,000 and share-based payments of $1,965,000
(6)	includes exploration expenditures of $22,955,000 and share-based payments of $1,903,000
(7)	includes exploration expenditures of $20,004,000 and share-based payments of $1,169,000
(8)	includes exploration expenditures of $30,353,000 and share-based payments of $1,858,000
(9)	includes exploration expenditures of $24,291,000 and share-based payments of $1,631,000

Management’s Discussion & Analysis | 19

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Loss and comprehensive loss for the three months ended June 30, 2023

Loss of $19,486,000 in the three months ended June 30, 2023 (“Q223”) was lower than the loss during the three months ended June 30, 2022 (“Q222”) of $24,687,000. The primary reason for the decrease in loss in Q223 compared to Q222 is due to a decrease in exploration and evaluation expenses to $14,677,000 (Q222 - $22,955,000), as a result of the higher expenses that had been incurred in Q222 related to the completion of the Eskay Creek FS and site operations over the winter months. As well, losses on marketable securities were less in Q223 than Q222.

The decrease in loss between Q223 and Q222 was partially offset by a several categories which incurred greater expenditures. Flow-through share premium recovery reduced to $921,000 (Q222 – $4,246,000) as a result of a reduction in flow-through eligible spending during Q223 compared to Q222. Share-based payments increased to $2,352,000 (Q222 – $1,903,000) which was primarily due to the amounts recognized on stock options and RSUs issued in previous years with vesting terms into 2023, and partially due to equity awards issued under the Company’s long term incentive plan in May 2023 and June 2023. Administrative compensation increased to $1,427,000 in Q223 (Q222 – $1,209,000) due to an overall increase in salaries and incentive compensation tied to talent retention and increase to staff size. In addition, consulting expenses increased to $376,000 in Q223 (Q222 – $128,000) as a result of advancement of permitting and engineering related to Eskay Creek.

Loss and comprehensive loss for the six months ended June 30, 2023

Loss of $36,229,000 in the six months ended June 30, 2023 (“6M23”) was lower than the loss during the six months ended June 30, 2022 (“6M22”) of $43,703,000. The primary reason for the decrease in loss in 6M23 compared to 6M22 is due to a decrease in exploration and evaluation expenses to $25,729,000 (6M22 – $42,959,000), as a result of the higher expenses that had been incurred in the 6M22 related to the Eskay Creek FS and site operations over the winter months.

The decrease in loss between 6M23 and 6M22 was partially offset by several categories which incurred greater expenditures. Flow-through share premium recovery reduced to $1,118,000 (6M22 – $7,114,000) as a result of a reduction in flow-through eligible spending during 6M23 compared to 6M22. Share-based payments increased to $4,512,000 (6M22 – $3,072,000) which was primarily due to the amounts recognized on stock options and RSUs issued in previous years with vesting terms into 2023 and partially due to equity awards issued under the Company’s long term incentive plan in May 2023 and June 2023. Administrative compensation increased to $2,811,000 (6M22 – $1,772,000) in 6M23 due to an overall increase in salaries and incentive compensation tied to talent retention and increase to staff size. A loss on marketable securities of $553,000 was realized in 6M23 compared to a gain of $771,000 in 6M22 resulting from the decrease in the fair value of portfolio of securities held by the Company.

As of December 31, 2022, the commitment to incur qualifying Canadian exploration expenses was $18,007,000 and during the six months ended June 30, 2023, $5,349,000 of this commitment was satisfied, with $12,658,000 remaining as at June 30, 2023. Flow-through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the Company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

Cash flows for the six months ended June 30, 2023

The Company’s operating activities consumed net cash of $32,380,000 during 6M23 (6M22 – $41,231,000). The decrease in cash used in operating activities from 6M22 to 6M23 was primarily due to the decrease in exploration and evaluation expenditures incurred.

During 6M23, the Company’s investing activities consumed net cash of $5,068,000 (6M22 – provided $4,836,000). More cash was used in investing activities primarily due to the construction of a modular analytical laboratory at Eskay Creek whereas in 6M22, the Company generated net cash from the acquisition of QuestEx and subsequent sale of assets acquired from QuestEx.

Management’s Discussion & Analysis | 20

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Cash provided by financing activities of $70,292,000 increased during 6M23 as compared to $32,568,000 during 6M22. The increase is primarily attributed to the bought deal financing that closed in May 2023 for gross proceeds of $73,537,000 offset by a decrease in proceeds received through warrant exercises to $65,000 in 6M23 from $30,375,000 in 6M22 and a decrease in proceeds received through option exercises to $1,032,000 in 6M23 from $2,407,000 in 6M22. Additionally, lease payments increased to $406,000 in 6M23 as compared to $175,000 in 6M22 due to two equipment leases entered into in October 2022.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at June 30, 2023, the Company has cash and cash equivalents of $73,446,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek Project to profitable operations), raising additional capital, or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary operating funds primarily through the issuance of shares, with construction financing anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

CRITICAL ACCOUNTING ESTIMATES

Certain accounting estimates have been identified as being critical to the presentation of the Company’s financial condition and results of operations as they require management to make subjective and/or complex judgments about matters that are inherently uncertain, or there is reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The Company’s significant accounting estimates and judgments are disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2022.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and the IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures.

These amendments are effective for annual financial statements for periods beginning on or after January 1, 2023. There was no material impact on the Company’s consolidated financial statements resulting from the adoption of these amendments.

Management’s Discussion & Analysis | 21

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, deposits, contingent consideration receivable, accounts payable and other liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is not exposed to significant credit risk. Interest risk and credit risk are managed for cash and cash equivalents by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the consolidated statement of loss and comprehensive loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2023.

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and six months ended June 30, 2023 and 2022 is as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Director remuneration	$82	$2	$163	$88
Officer & key management remuneration[1]	$843	$894	$1,697	$1,712
Termination benefits	$—	$—	$675	$—
Share-based payments	$2,424	$1,851	$4,054	$2,943

[1]

Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the condensed interim consolidated statements of loss and comprehensive loss.

Share-based payment expenses for the three and six months ended June 30, 2023 are recorded in two separate categories: exploration and evaluation expense with a related party component of $239,000 (2022 – $389,000) and $365,000 (2022 – $691,000), respectively, and general and administrative expense with a related party component of $2,185,000 (2022 – $1,462,000) and $3,689,000 (2022 – $2,252,000), respectively.

Termination benefits are comprised of $612,000 in cash paid and share-based payments expense of $63,000 attributable to the vesting of incentive stock options granted to the former Chief Operating Officer who left the Company in January 2023.

The overall increase in key management compensation is attributable to the growth of the Company’s operations and the acquisition and retention of key management personnel, including the appointment of a new Director to the Company’s Board of Directors in June 2023.

Management’s Discussion & Analysis | 22

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Recoveries

During the three and six months ended June 30, 2023, the Company recovered $2,000 (2022 – $4,000) and $6,000 (2022 – $5,000), respectively, from a company with a common officer as a result of billing for employee time used to provide services. The salary recoveries were recorded in administrative salaries expense.

Receivables

Included in receivables at June 30, 2023 is $5,000 (December 31, 2022 – $6,000) due from a company with common directors or officers in relation to salary and other recoveries.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2023 is $798,000 (December 31, 2022 – $708,000) due to key management personnel in relation to compensation noted above.

DISCLOSURE CONTROLS AND PROCEDURES

Skeena’s disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information relating to Skeena, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Skeena in its annual filings, interim filings or other reported filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. The CEO and CFO have evaluated whether there were changes to the DC&P during the six months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, the DC&P. No such changes were identified through their evaluation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management’s Discussion & Analysis | 23

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

There were no changes to the Company’s internal controls over financial reporting during the six months ended June 30, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitation of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2022 which can be found on SEDAR+ and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The FS contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party. This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena is currently working with this third party in drafting the interconnection agreement. However, there is a risk that Skeena and the third party may not be able to come to a final agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulations could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company’s control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company’s assessment of the project.

Management’s Discussion & Analysis | 24

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Timelines for the Environmental Assessment and permit approvals are not guaranteed. Any statements made by the Company regarding the completion of environmental assessments or receipt of construction or operating permits are forecasts based on best information available at the time of the statement. Such timeline forecasts are subject to change based on a variety of technical, regulatory, and community relations factors.

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	Ability to obtain project financing on commercially reasonable terms, or at all;
●	Ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;
●	Cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	Delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	Technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	Accuracy of Reserve and Resource estimates;
●	Accuracy of engineering and changes in scope;
●	Accuracy of estimated metallurgical recoveries;
●	Accuracy of estimated plant throughput;
●	Accuracy of the estimated capital required to build and operate the project;
●	Adverse regulatory developments, including the imposition of new regulations;
●	Fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
●	Community action or other disruptive activities by stakeholders;
●	Adequacy and availability of a skilled workforce;
●	Difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	Availability, supply and cost of power;
●	Weather or severe climate impacts;
●	Litigation;
●	Dependence on third parties for services and utilities;
●	The interpretation of geological data obtained from drill holes and other sampling techniques;
●	Government regulations, including regulations relating to prices, taxes and royalties; and
●	A failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Management’s Discussion & Analysis | 25

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Economic and Other Risks

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek Project, namely:

●	Changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar. During the six months ended June 30, 2023 and year ended December 31, 2022, operations have experienced higher inflation on material inputs due to market conditions.
●	Uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflict in Ukraine, but should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

Management’s Discussion & Analysis | 26

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

On June 1, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”). While the Company completed a due diligence investigation of QuestEx and its assets, including reviewing technical, environmental, legal, financial and other matters, certain risks either may not have been uncovered or are unknown at this time. Such risks may have an adverse impact on the Company.

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a "Qualified Person" as defined in NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”).

Management’s Discussion & Analysis | 27

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”).

The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

Management’s Discussion & Analysis | 28

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CONTRACTUAL OBLIGATIONS

At June 30, 2023, the Company had the following contractual obligations outstanding:

Contractual Obligations	Total	Less Than 1 Year	1-5 Years	After 5 Years
Accounts payable	$4,004	$4,004	$—	$—
Commitment to spend on exploration (1)	12,658	12,658	—	—
Coast Copper Corp. Transaction (2)	1,000	500	500	—
Reclamation and mine closure (3)	9,896	28	202	9,666
Lease obligations (4)	23,109	1,596	8,573	12,940
Total	$50,667	$18,786	$9,275	$22,606

(1)	Commitment to spend exploration represents commitments to spend on qualifying Canadian eligible expenses (“CEE”) as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2022, and thus the Company is required to spend the proceeds on CEE prior to December 31, 2023.
(2)	Relates to the cash obligations pursuant to the Coast Copper Corp. Transaction. Additionally, the Company has a commitment to issue $1,000,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at each six-month anniversary of the closing date of the transaction.
(3)	Reclamation and mine closure amounts represent the Company’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.
(4)	Including non-lease components such as common area maintenance and other costs.

Management’s Discussion & Analysis | 29

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the condensed interim consolidated financial statements for the six months ended June 30, 2023 to the date of the MD&A:

Common shares:

Common shares outstanding at June 30, 2023	88,164,768
Common shares issued	-
Common shares outstanding at the date of the MD&A	88,164,768

Stock options:

Stock options outstanding at June 30, 2023	4,634,331
Stock options exercised	-
Stock options cancelled	(23,301)
Stock options outstanding at the date of the MD&A	4,611,030

RSUs:

RSUs outstanding at June 30, 2023	2,178,688
RSUs cancelled	(4,710)
RSUs outstanding at the date of the MD&A	2,173,978

DSUs:

DSUs outstanding at June 30, 2023 and at the date of the MD&A	11,755

Investment Rights:

30, 2023 and at the date of the MD&A
Tahltan investment rights outstanding at June 30, 2023 and at the date of the MD&A	79,858

Management’s Discussion & Analysis | 30

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OTHER INFORMATION

Directors:
Walter Coles, Jr. (Chair)	Executive Chairman
Craig Parry[1,2]	Lead Independent Director
Randy Reichert	President & Chief Executive Officer
Suki Gill[1,2]	Independent Director
Greg Beard[1,3]	Independent Director
Nathalie Sajous[3]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee

Officers:
Walter Coles, Jr.	Executive Chairman
Randy Reichert	President & Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Paul Geddes, P.Geo	Senior Vice President, Exploration & Resource Development
Justin Himmelright	Senior Vice President, External Affairs & Sustainability
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations
650 - 1021 West Hastings Street	Katie MacKenzie, Director, Investor Relations
Vancouver, BC	Phone: +1-604-684-8725
V6E 0C3 Canada	Email: info@skeenaresources.com
https://skeenaresources.com

Auditors	Solicitors
KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

Management’s Discussion & Analysis | 31